THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

December 12, 2008

Edward M. Kelly, Esq., Senior Counsel                       VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:  Eternal Image, Inc./FORM S-1/Pre-effective Amendment Number 5 (to Original Form SB-2)

Your File Number 333-148695

Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated December 10, 2008  (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR). Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, two “courtesy” hard signed copies, one marked and the other unmarked

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition to changes responsive to the comments, there has been a general “clean-up” of the text to correct such things as unintended omissions, typographical errors and unnecessary duplication of text.

1.

FINANCIAL STATEMENTS-Statement of Cash Flows-Your inquiry of the presentation of the “Issuance of common stock for Loans” as an adjustment to Operating Activities has uncovered an error in recording non-cash financing activity. We have corrected the error by removing the entire amount from the “Operating Activities” section. It has caused an additional charge to Interest Expense of $802,000 which is reflected in our 2007 Statement of Operations. Also it creates an increase in “Proceeds from Sale of Stock” of $802,000 and a decrease in “Principal Payments of Notes Payable” of $465,000 in the “Financing Activities” section of the Cash Flow Statement. We have also updated the line items “Issuance of Common Stock for Interest” from $0 to $802,000 and “Issuance of Common Stock for Cash” from $432,328 to $1,234,328” in the Statement of Changes in Stockholders’ Equity (Deficit) in 2007 for these changes.

2.  FINANCIAL STATEMENTS-Note 4-L Long Term Debt [regarding conversion price of $650,000 note]In response to your inquiry of the 32,500,000 shares issued for loan repayment that we have referred to on Page 40 of the previously filed S-1/A (December 3, 2008)supported by Exhibit 10.4. The original note did contain a Conversion Rate of $.002 per share but was superseded by a note containing a Conversion Rate of $.02. We had inadvertently included a copy of the original note in our Exhibit 10.4 in that filing of December 3, 2008. We have replaced the “original” note with the “final” note in this version which reflects a Conversion Rate of $.02.  The 32,500,000 shares is correct based on dividing the $650,000 note by the Conversion Rate of $.02, therefore we were not required to revise our calculation.

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

December 12, 2008

We have revised the 2007 and 2008 Balance Sheets, Statements of Operations and Statements of Changes in Stockholders’ Equity (Deficit) to reflect a Beneficial Conversion on the $650,000 note issued on November 15, 2007. The Company amortized the Beneficial Conversion over the 64 days period from the date of issuance to the date of conversion.   This has resulted in a charge to Interest Expense of $ 467,187 and $ 182,813 to the Statement of Operations in 2007 and 2008, respectively.

3.  FINANCIAL STATEMENTS-Note 4- Long Term Debt [regarding nature of conversion transaction]In response to your inquiry on the Issuance of shares for Consulting Services”, the Company issued 20,407,540 shares to consultants that provided various business services including but not limited to advise on marketing, enhancing our stock price and the transition to the Over-The-Counter Bulletin Board but had nothing to do with the issuance or conversion of the $650,000 instrument. There were no written agreements between the Company and these consultants and this issuance of stock was a “One-Time” voluntary bonus paid by the Company to these consultants for the advice they have provided the Company in these various matters. The Company valued these shares based on the fair value of market quotations at the date of issuance based on EITF 96-18.

4.  LIQUIDITY AND CAPITAL RESOURCES – Exhibit 10.64 incorrectly indicated that the Coastal Investments Loan amount was $60,000. The correct loan amount is $250,000. A new Exhibit 10.64 with the correct loan amount has been provided.

5.  EXHIBIT 10.48 – a copy of the W. Browne promissory note was previously filed as Exhibit 10.7.  It and Exhibits 10.5, 10.6 and 10.8 were incorrectly entitled “Loan Agreement” in the Exhibits tables.  All of these titles have been corrected to reflect that they are promissory notes. The original loan amount of the W. Browne promissory note was $75,000.  However, the Company made a payment toward the principal balance ($25,000) on August 24, 2007.  Accordingly, the current principal balance is $50,000. The disclosure in the Management Discussion and Analysis section under "Liquidity and Capital Resources" has also been revised to reflect this.  Finally, an asterisked notation has been included in Exhibit 10.48 to indicate this reduction in the principal balance of the note to $50,000 from $75,000

Please contact the undersigned should you have any questions or comments in connection with this filing. Thank you for your anticipated prompt attention to this filing.

Very truly yours,

Enclosure

TEB:bc

cc:

Clint Mytch

James Parliament

William Baker

John Demetrius, CPA

Josh Pollack, CPA